NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Smith & Wesson Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION:

Adrian Dominican Sisters

Bon Secours Mercy Health

CommonSpirit Health

Congregation of the Sisters of the Holy Cross, Indiana

Congregation of St. Joseph, OH

Daughters of Charity, Province of St. Louise

Mercy Investment Services

PeaceHealth

School Sisters of Notre Dame Central Pacific Province

Sisters of Bon Secours USA

Sisters of St. Francis of Philadelphia

Sisters of St. Joseph of Carondelet - St. Louis Province

Sisters of the Holy Names of Jesus & Mary, U.S.-Ontario Province

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church

Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION:

Intercommunity Peace & Justice Center, Northwest Coalition for Responsible Investment, 1216 NE 65th St, Seattle, Washington, 98115

“The proponents are not required to file this exempt solicitation on EDGAR but are doing so voluntarily.”

August 15, 2022

Dear Smith & Wesson Shareholder,

We urge you to vote FOR Proposal 5 on Smith & Wesson Brands, Inc.’s (“Smith & Wesson’s” or the “Company’s”) proxy card at the Company’s annual shareholder meeting (“AGM”) on September 12, 2022. Proposal 5 is a shareholder proposal (the “Proposal”), which was submitted by the Adrian Dominican Sisters and the co-filing shareholders set forth below1 (the “Proponents”), asking Smith & Wesson to join leading companies such as Microsoft, Hershey, Shell, and Coca-Cola that have adopted a comprehensive human rights policy, including a description of the processes the Company will use to identify, assess, prevent and mitigate adverse human rights impacts (these processes are referred to as “human rights due diligence”).

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1 Co-filers are Bon Secours Mercy Health; CommonSpirit Health; Congregation of the Sisters of the Holy Cross, Indiana; Congregation of St. Joseph, OH; Daughters of Charity, Province of St. Louis; Mercy Investment Services; PeaceHealth; School Sisters of Notre Dame Central Pacific Province; Sisters of Bon Secours USA; Sisters of St. Francis of Philadelphia; Sisters of St. Joseph of Carondelet - St. Louis Province; Sisters of the Holy Names of Jesus & Mary, U.S.-Ontario Province; The Domestic and Foreign Missionary Society of the Protestant Episcopal Church; and Trinity Health.

2

The Proponents submitted the Proposal out of concern that Smith & Wesson has no process in place to identify and analyze human rights risks in its business and operations, which is especially problematic given the lethal nature of the Company’s products. Over the three previous AGMs,2 shareholder support for the Proposal has grown from 36% in 2019 to 44% in 2021. (The Proposal was withdrawn for dialogue in 2020.)

We urge you to support the Proposal because:

•	Human rights due diligence allows companies to proactively identify actual and potential human rights impacts, which may allow them to avoid legal, financial, and reputational harm, as well as regulatory backlash.
•	Smith & Wesson’s own policies and disclosures are silent on human rights.
•	Since last year’s AGM, additional high-profile mass shootings, including one using a Smith & Wesson product have occurred, prompting Congressional scrutiny.

Human Rights Due Diligence Does Not Automatically Lead to Assumption of Liabilities and Can Help Prevent Costly Impacts

The primary focus of Smith & Wesson’s Statement in Opposition is its claim that a human rights policy consistent with the U.N. Guiding Principles (“UNGPs”) on Business and Human Rights, a set of principles for states and companies to prevent, address and remedy human rights abuses in business operations, would “require [the Company] to assume some portion of extra-legal liabilities that activists claim to be in the hundreds of billions of dollars.”3 That assertion misrepresents the UNGPs and the human rights due diligence process.

Conducting human rights due diligence as contemplated by the UNGPs does signal a willingness to remedy adverse human rights impacts.4 But the human rights due diligence process is not legally binding in any way, nor does it lead to an adjudication of fault or damages/penalties the way litigation or a government enforcement action would. Remediation may take many different forms, including apologies and changing policies and procedures to prevent future harms.

Remediation would not, as Smith & Wesson asserts, require payment of some portion of liabilities estimated by third parties. Smith & Wesson has repeatedly pointed to the Proponents’ refusal to estimate the amount the Company would be required to pay to remediate identified harms as evidence that the Proponents agree with the $280 billion estimate Smith & Wesson touts or are being coy about the costs associated with implementing the Proposal. Even if human rights due diligence required compensation of affected rightsholders—which it does not—the Proponents, as investors, not lawyers or economists, do not have the expertise required to challenge another group’s estimate or provide their own. The Proponents note that the estimates included in the Everytown for Gun Safety report and CEOs for Gun Safety letter cited in the Company’s Statement in Opposition5 include costs to employers and the government stemming from gun violence, which are beyond the purview of the Proposal, and are not limited to harms caused by Smith & Wesson products.

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2 Smith & Wesson incorrectly claims in its Statement in Opposition to the Proposal that this is the fifth time the Proposal has been submitted. The proposal filed in 2018, following the mass shooting at Marjory Stoneman Douglas High School, asked for a gun safety report which the proponents found lacking.

3 Smith & Wesson 2022 Proxy Statement, at 50.

4 See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, at 16.

5 See Smith & Wesson 2022 Proxy Statement, at 49 n.7.

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

3

Smith & Wesson takes language in the Proposal out of context to claim that the requested human rights due diligence would require remediation “regardless of legal requirements.”6 The Proposal would do no such thing. The Proposal asks Smith & Wesson to adopt a human rights policy that “appl[ies] throughout the company’s value chain and in operating requirements regardless of legal requirements.” That language is intended to make clear that human rights due diligence should identify impacts a company causes or to which it contributes, regardless of whether it would be legally liable for them. For example, a company’s human rights due diligence should identify use of forced labor by a supplier even if the company would not be held legally liable for that human rights violation under US law or the law of the supplier’s jurisdiction. Thus, the “extra-legal liability” phrase repeated by Smith & Wesson is based on a mischaracterization of the Proposal. Similarly, Smith & Wesson’s reference to “above and beyond legal and regulatory matters” language, which appears only in a proposal submitted to another company, is misleading.

In the Proponents’ view, taking a proactive approach to identifying, preventing, and remedying adverse human rights impacts can help a company avoid or mitigate negative consequences. Those consequences may include not only litigation but also reputational damage stemming from association with human rights abuses and regulatory backlash. Smith & Wesson makes much of support by one of the Proponents for reasonable restrictions such as limiting civilian access to militarized assault weapons with high-capacity ammunition magazines, requiring universal background checks, and restricting concealed carry of guns.7 The Proponents have never tried to conceal that they support stricter gun laws, as do a majority of Americans.8 Voluntary action by gun manufacturers, however, could make some such restrictions unnecessary, and the Proponents believe that committing to human rights due diligence would both provide Smith & Wesson with full information needed to make decisions about its business and assure investors that human rights-related risks are being adequately managed.

Smith & Wesson’s Existing Policies and “ESG Journey” Do Not Address Human Rights

Smith & Wesson urges that the Proposal is unnecessary in light of the Company’s own policies and efforts, as well as its commitment to an ongoing “ESG Journey.” That contention is undermined by the fact that none of these initiatives deals with human rights.

The Corporate Stewardship Policy (the “Policy”) Smith & Wesson mentions sets forth some process-oriented commitments, such as enforcing existing policies and regularly evaluating policies and practices.9 It also commits Smith & Wesson to a few substantive actions, including “striv[ing] to manage our environmental impact,” supporting gun safety initiatives, and respecting “laws and regulations governing the manufacture, sale, distribution, and use of firearms.”10 The Policy’s tone is defiant; it states that the Company’s “greatest challenge comes from those who oppose the long respected fundamental right of free individuals to own firearms for self-defense, sport, and hunting.”11 None of the existing policies referenced in the Policy, nor the Policy itself, addresses human rights.

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6 Smith & Wesson 2022 Proxy Statement, at 49.

7 See Smith & Wesson 2022 Proxy Statement, at 48, 50.

8 https://www.pewresearch.org/fact-tank/2021/05/11/key-facts-about-americans-and-guns/

9 See https://ir.smith-wesson.com/static-files/a66d1a75-6794-48dc-8e16-9d60e3486220

10 See https://ir.smith-wesson.com/static-files/a66d1a75-6794-48dc-8e16-9d60e3486220

11 See https://ir.smith-wesson.com/static-files/a66d1a75-6794-48dc-8e16-9d60e3486220

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

4

The other documents produced in the course of Smith & Wesson’s ESG journey are also unrelated to the subject of the Proposal. The Environmental Factsheet deals with the environment, not human rights, and the Firearm Market Factsheet12 simply describes Smith & Wesson’s firearm distribution channels, restates existing legal requirements, and discusses the Company’s participation in gun safety programs. Neither Factsheet mentions human rights.

Finally, Smith & Wesson points to its establishment of the Environmental, Social and Governance board committee (the “Committee”) as part of a risk management framework that it says is more appropriate than the human rights due diligence process advocated in the Proposal. The Committee’s charter,13 however, identifies 14 different “ESG Matters” on which the Committee will focus, and human rights is not among them. The Committee is thus unlikely to have any impact on the risks discussed in the Proposal.

Recent Events Reinforce the Risks Smith & Wesson Faces and Strengthen the Case for the Proposal

Gun violence became the leading cause of death for children in the United States in 2020, the most recent year for which Centers for Disease Control and Prevention data are available. Since last year’s AGM, Smith & Wesson’s M&P15 semiautomatic rifle, an AR-15-style firearm, was used in a highly publicized mass shooting at the Highland Park, Illinois July 4th parade14; similar rifles made by other manufacturers were used to kill 19 children and two teachers at Robb Elementary School in Uvalde, Texas on May 24, 2022 and 10 shoppers at a Tops grocery store in Buffalo, New York just eight days earlier.15 Smith & Wesson’s M&P15 had also been used in the Parkland, Florida school shooting,16 which killed 14 students and three staff members in 2018.17

In response to the 2022 shootings, the House Oversight Committee (“HOC”) took a series of actions on gun safety. On May 26, HOC sent letters to five gun manufacturers, including Smith & Wesson, seeking information about the sale and marketing of AR-15-style rifles and similar firearms. A hearing followed on June 7 and 8 at which survivors of the Buffalo and Uvalde shootings and families of the victims testified.18 Following the Highland Park shooting, HOC chairwoman Caroline Maloney wrote to three manufacturers, asking them to appear at a hearing on gun violence. At that hearing, which was held on July 27 and had as its subject the “Practices and Profits of Gun Manufacturers,” the CEOs of Daniel Defense and Sturm Ruger appeared, but Smith & Wesson CEO Mark Smith “abruptly withdrew” five days before the hearing without explanation.19

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12 https://www.smith-wesson.com/sites/default/files/sw_fact_sheet.pdf

13 https://ir.smith-wesson.com/static-files/5b28878c-8f95-4be4-9df5-9685ff74c861

14 https://chicago.suntimes.com/2022/7/6/23197100/highland-park-mass-shooting-gun-mith-wesson-mp15-semiautomatic-rifle-fourth-july-parade-robert-crimo

15 https://apnews.com/article/uvalde-school-shooting-buffalo-supermarket-texas-d1415e5a50eb85a50d5464970a225b2d

16 https://vpc.org/press/backgrounder-on-smith-wesson-mp15-assault-rifle-used-in-mass-shooting-at-marjory-stoneman-douglas-high-school-in-parkland-florida/

17 https://www.cnn.com/2022/08/04/us/parkland-shooting-sentencing-massacre-scene/index.html

18 https://www.pbs.org/newshour/politics/watch-live-uvalde-student-families-of-victims-testify-on-gun-violence-in-house-hearing

19 https://oversight.house.gov/news/press-releases/chairwoman-maloney-subpoenas-smith-wesson-for-documents-on-the-use-of-its

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

5

The July 27 hearing featured testimony from Ryan Busse, a gun industry executive who left the industry last year after 26 years, disgusted by the “fear-based tactical culture” used to sell AR-15-style rifles.20 In his testimony, Busse traced the evolution of the industry from one focused on responsible gun ownership to one that targets young men with special forces fantasies and partners with domestic terrorist organizations like the Boogaloo Boys in order to maximize profits and promote a fear-based political agenda that boosts sales.21

On August 2, HOC issued a subpoena to Smith & Wesson due to its failure to appear at the hearing and produce documents voluntarily. The subpoena demanded documents related to the manufacture and sale of AR-15-style rifles, including “the revenue and profits Smith & Wesson is making from AR-15-style rifles, internal analysis and assessments related to the safety of its products and marketing practices, and internal communications involving the CEO and other top executives discussing recent mass shootings carried out with the company’s weapons.”22

In the Proponents’ view, these developments reinforce the seriousness of the risks created by Smith & Wesson’s failure to systematically assess or even track the adverse impacts of its products, especially AR-15-style rifles. Adopting a human rights due diligence process would allow Smith & Wesson to monitor these risks more precisely and take actions to prevent potentially costly future impacts. Accordingly, we urge you to vote FOR Proposal 5 on Smith & Wesson’s proxy card.

For questions regarding Smith & Wesson Proposal #5, please contact Northwest Coalition for Responsible Investment, ipjc@ipjc.org

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20 https://www.theatlantic.com/ideas/archive/2022/07/firearms-industry-marketing-mass-shooter/670621/

21 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/Busse%20Testimony%20Script.pdf; see also https://www.theatlantic.com/ideas/archive/2022/07/firearms-industry-marketing-mass-shooter/670621/

22 https://oversight.house.gov/news/press-releases/chairwoman-maloney-subpoenas-smith-wesson-for-documents-on-the-use-of-its

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.